June 8, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 807-7252

Mr. Joseph Maggio
Chairman and Chief Executive Officer
Diamond Ranch Foods, Ltd.
555 West Street
New York, NY 10014

Re: Diamond Ranch Foods, Ltd.
Amendment Number Five to Registration Statement on Form 10-SB
Filed February 6, 2006
File No. 000-51206

Dear Mr. Maggio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Sales of Unregistered Securities, page 21

1.   As you are aware, the staff has been reviewing the recent sales of unregistered securities described in this section. We note that you filed a Form 15 on February 17, 2005 in order to terminate the filing requirements of Jerry's Inc.; however, on June 3, 2004, you completed a sale of securities relying on Section 504 of Regulation D. Please explain how you could rely on this exemption from registration which is available only to "an issuer that is not…subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act."

Closing Comments

       You do not need to amend your filing to respond to these comments. Please furnish a letter of correspondence that keys your responses to our comments and provides representations that you will comply with the comments above in future filings.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3434 with any other questions.

       Sincerely,

       Michael Clampitt
       Senior Attorney

cc: Richard Daniels
       Daniels McGowan Inc.
       14 Wall Street
       20th Floor
       New York, NY 10004

       Cynthia Repport
       2101 Harvey Mitchell Pkwy South, #200
       College Station, TX 77840